

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Orie Rechtman
Chief Executive Officer
Palisades Venture Inc.
21200 Oxnard St. #6630
Woodland Hills, CA 91367

> **Re: Palisades Venture Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 1, 2024**
> **File No. 333-276934**

Dear Orie Rechtman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Financial Statements
For the three months ended March 31, 2024, page F-1

1. Please mark your interim financial statements and notes to the financial statements for quarter ended March 31, 2024 to be "unaudited." In addition, any information presented that are derived from the interim financial statements should be marked "unaudited."

General

2. We note that the distribution agreement filed as Exhibit 10.6 between Palisades Venture Inc. and CorpTech Holding Inc. is dated July 27, 2021. Further, we note that Section 1.1 states that "CorpTech shall distribute one share of Palisades for every One Hundred and Twenty (120) shares held by any shareholder of record of CorpTech **as of the date of this agreement**" (emphasis added). This section of the agreement appears to conflict with your disclosure that "The distribution will be made to holders of record of CorpTech

Holding, Inc., common stock **as of the close of business on February 7, 2024**, on the basis of one share of Palisades' common stock for 120 shares of CorpTech Holding, Inc. common stock held" (emphasis added). Please reconcile this apparent discrepancy and advise. Additionally, please confirm that the distribution has not yet occurred.

3.   We note your disclosure that 1 share of Palisades Venture, Inc. will be issued for each 120 shares of CorpTech Holding, Inc. and that fractional shares will be rounded up to the next full share. Section 1.2 of the distribution agreement filed as Exhibit 10.6 simply states that "No fractional shares will be issued." Please confirm that each shareholder of CorpTech Holding as of the record date will receive at least 1 share of Palisade Venture. Additionally, please revise to enhance your discussion of the treatment of fractional shares. Lastly, clarify whether any amendments to the distribution agreement have been entered into and file any such amendments as exhibits.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary L. Blum